SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Earnings PresentationQ2 2025Aug 14, 2025  Q2’25 Results 2 Investor Relations Officer Guilherme Souto WelcomeQ2’25 Results 2 Investor Relations Officer Guilherme Souto Welcome   Guilherme LagoChief Financial OfficerDavid VélezFounder, Chief Executive Officer and ChairmanQ2’25 Results 3   DisclaimerThis presentation speaks at the date here of and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 16, 2025.The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financia addition to, and not a substi financial performance prepared in References in this presentati the official currency of Brazil.Q2’25 Results 4 l measures are in tute for or superior to, measures of accordance with IFRS. on to “R$” refer to the Brazilian Real,   Sustained Growth of One of theWorld's Largest Digital Banking Platforms%Adult PopulationCustomers (MM) ARPAC (US$) Revenues (US$BN)60% 13% 9%% Activity Ratio123 CAGR: 34% FXN 9 11 12 3,66884865 83%83% 1,869 42 4 1,158 33672% 105 CAGR: 31% CAGR: 85% FXN 2,849 80%82% Q2'21 Q2'22 Q2'23 Q2'24 Q2'25 Q2'21 Q2'22 Q2'23 Q2'24 Q2'25 Q2'21 Q2'22 Q2'23 Q2'24 Q2'25Gross Profit (US$MM) Efficiency Ratio (%) Net Income (US$MM)6371,54873%58%782 22535%32%28%364166(15) (30)1,359 CAGR: 78% FXN CAGR: 80% FXN 487 Q2'21 Q2'22 Q2'23 Q2'24 Q2'25 Q2'21 Q2'22 Q2'23 Q2'24 Q2'25 Q2'21 Q2'22 Q2'23 Q2'24 Q2'25Note 1: ‘Active Customers’ relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. Note 2: ‘Activity Rate’ is defined as monthly active customers divided by the total number of customers as of a specific date. Note 3: Adult population is defined as 18+ years. Note 4: For Brazil, the % of adult population is calculated as Nu’s Brazilian adult customers divided by the adult population of the country. For Mexico and Colombia, the % is calculated as Nu’s customers divided by the adult population of each country. Note 4: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of theperiod measured, and the number of monthly active customers at the end of the period). Note 5: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. Note 6: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu , IBGE, INEGI, DANE.Q2’25 Results 5   A Business ModelThat Drives GrowthMulti-ProductActive Credit Active Transaction Card Customers Financing Customers 55.0MM 21.4MM +11% YoY +15% YoYActive Unsecured Loans Active Secured Loans Customers Customers13.6MM 6.8MM+56% YoY +158% YoYActive Investment Crypto Customers Customers6.6MM36.2MM+41% YoY+70% YoYMulti-SegmentHigh Income Customers3.0MM+13% YoYMass Market Customers104.7MM+18% YoYSuper Core Customers9.8MM+14% YoYSME Customers5.2MM+23% YoYMulti-CountryMexico Credit Card Customers6.6MM+52% YoYColombia Credit Card Customers1.4MM+34% YoYNote 1: ‘Active Credit Card Customers’ and ‘Active Transaction Financing Customers’ under the revenue view relates to all credit card customers that have generated revenue over the last 30 calendar days, for a given measurement period. Note 2: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loan, INSS Deductible Loan and Investment Backed Loans (IBL). Source: Nu, BCB.Q2’25 Results 6   Welcoming a World-Class Leadership TrioRoberto Campos NetoEthan EismannChief Design OfficerEric YoungVice-Chairman and Chief Technology Officer Global Head of Public PolicyQ2’25 Results 7   Q2’25ResultsQ2’25 Results 8   Unlocking Long-Term ValueThrough Engagement, Monetization and ScaleMonthly ARPAC by Cohort (US$) Monthly ARPAC (US$) Cost to Serve per Active Customer (US$)27.322.9YoY: 18%FXN17.613.912.211.4 11.2 11.0 11.210.9 10.7YoY: -3%8.9 FXN 6.5 4.90.8 0.9 0.9 0.7 0.8 0.7 0.81 12 24 36 48 60 72 84 96 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Months since originationNote 1: Amounts are presented in US dollars. Note 2: ‘Average revenue per active customer’ or ‘ARPAC’ is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Note 3: ‘Cost to serve’ is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period. Source: Nu.Q2’25 Results 9   Solid Credit Portfolio ExpansionCredit Card Accelerates, Lending Continues to Gain RelevanceTotal Portfolio (US$BN) Total Portfolio (%)Secured Secured Unsecured UnsecuredYoY: 40%Credit Card Credit CardFXN8%FXN 27.33.9 4.6 4.7 5.9 6.8 0.7 1.1 1.9 2.37% 24.1FXN Secured Loans: 200% FXN Unsecured Loans: 70% FXN Credit Card: 24% FXN 3% 21% 4%13%8% 7%FXN FXN 20.9 FXN 20.719.618.9 1.420% 22% 5% 23% 7% 8% 8% 24% 25% 3.9 0.6 15.1 14.3 15.2 14.6 16.3 18.2 77% 76% 73% 71% 68% 67% Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Note 3: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loans, INSS Deductible Loans and Investment Backed Loans (IBL). Note 4: Q2’25 Total Portfolio includes US$198.1MM related to the purchase of secured loan portfolio from third-parties. Source: Nu.Q2’25 Results 10   Loan Origination Maintaining a Strong Pace Total Originations (US$BN) YoY: 43% FXN Secured Loans Unsecured Loans 3.6 2.5 4% FXN 2.5 26% FXN 2.9 2.5 2.7 3.0 3.10.5 0.5 0.4 0.3 0.3 0.5 3.2 3.514% FXN 13% FXN -1% FXN 2.1 2.1 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: Total Originations includes Brazil, Mexico and Colombia. Note 2: Secured loan includes Payroll Deductible Loans, FGTS Deductible Loans, INSS Deductible Loans and Investment Backed Loans (IBL). Note 3: Unsecured Loans includes both individuals and Small and Medium-sized Enterprises (SMEs). Note 5: Loan originations presented in this slide are 100% organic, generated exclusively through our platform, with our own customer base and do not include any portfolio acquisitions from third parties. Source: Nu.Q2’25 Results 11   Transaction FinancingContinues to Fuel Growth and Enhance Credit Card MixCredit Card IEP Evolution NuInterestEarning InstallmentsBalance NuRevolvingBalance NuNon-InterestEarningBalance (% of Total Receivables) MarketInterestEarningInstallmentsBalance MarketRevolvingBalance MarketNon-InterestEarningBalanceBrazil Only 65%68%66% 66% 65%67% 77%76% 77% 77% 80% 78%6% 6% 6% 6% 6% 6% 12% 12% 26% 28% 11% 12% 28% 11% 9% 12% 11%27% 29% 9% 14% 29% 10% 12% Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25Note 1: ‘IEP’ stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. Note 2: All data presented is for Brazil only. Note 3: Nu Installments IEP includes ‘boleto payments’: allows customers to use their credit card for paying bills in installments; ‘purchase financing’: allows customers to transform existing credit card purchases in installments, directly in the app; ‘PIX financing’: allows customers to make PIX transactions using their credit card limit; and its respective past due balances; ‘cash-in’: allows customers to convert their credit card limit into cash in their account; ‘bill refinancing’ and ‘renegotiations’. Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). Note 5: Market balances excludes Nu. Source: Nu, Brazilian Central Bank.Q2’25 Results 12   3.93.9 Building a Scalable and SustainableDeposit Franchise Across LatamYoY: 41%Deposits (US$BN) FXNColombiaMexico36.6BrazilFXN16%31.6 6.72.1FXN9% 28.3 FXN 28.9 5.41.8 FXN 25.2 0.9 4.51.316%24.3 27.80.23.3 24.42.3 23.523.122.0 21.71% 10% FXN Cost of Deposits as a % of Interbank 84% 87% 89% 89% 90% 91% RateQ1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico (“TIIE”), Colombia (”IBR”) and Brazil (“CDI”). Source: Nu, BCB, Banxico, Banrep.Q2’25 Results 13   Strong NII PerformanceSolid in Brazil, Strategic in Mexico & ColombiaNII (US$MM) & NIM (%)YoY: 33%FXN2,098.85%12% 7%6% FXNFXN FXN1,835.91,718.1 FXN 1,712.8 1,745.71,619.511% FXN 19.5% 19.8% 18.4% 17.7% 17.5% 17.7% NIM Holdings (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: ‘NIM’ stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card interest-earning portfolio; vi) Loans to customers (gross); vii) Other receivables; viii) Other financial assets at amortized cost; and ix) Securities assets. Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.Q2’25 Results 14   Risk-Adjusted Margins ReboundDriven by Strong NII and Resilient Credit QualityCredit Loss Allowance (US$MM) & Risk Adj. NIM (%)1% FXN21% 1,012.2FXN 973.5-4%9%FXN 8%830.7 830.7 FXN FXN 804.4759.8 774.1 11.0%10.1%9.5% 9.5%9.2% Risk Adj. NIM Holdings8.2%(%)Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: ‘CLA’ stands for Credit Loss Allowance Expenses. Note 2: ‘Risk Adj. NIM’ stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through OCI; iv) Compulsory and other deposits at central banks; v) Credit card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities. Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries. Source: Nu.Q2’25 Results 15   Delinquency Ratios Tracking Expectations, Outperforming Seasonality with Strong Coverage LevelsBrazil Consumer Credit Portfolio Only Historical Q2 Seasonality Historical Q2 Seasonality15-90 NPLs -20 bps 90+ NPLs +10 bps7.2%7.0% 7.0%6.5% 6.6%6.3%6.1% 6.1%5.9%5.5%5.2%4.7% 4.7%4.2% 4.4% 4.3% 4.2% 4.1% 5.0% 4.5% 4.4% 4.1% 4.4% 4.1%3.7% 3.7%Coverage Ratio Over Total Balance Coverage Ratio Over NPL 90+13.7% 14.4% 14.8% 15.3% 14.9% 15.2% 15.2% 235.2%225.4% 228.3%12.6% 13.5% 208.6% 213.9% 210.7% 215.0%11.6%10.6% 10.9% 233.9%223.0% 222.2%9.7% 229.1%213.3%211.9%Note 1: Includes both credit card and loan excluding SMEs (Small and Medium-sized Enterprises). Note 2: ‘NPL’ is a nonperforming loan. Note 3: In Q2’22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. Note 4: Information presented for Brazil only. Source: Nu.Q2’25 Results 16   Solid Gross Profit GrowthNII and CLA Trends Moving in the Right DirectionGross Profit (US$MM)YoY: 24%FXN14% FXN 6%-3% 1,548.06%FXN21% FXN FXN FXN1,359.4 1,348.6 1,363.3 1,319.51,181.547.7% 45.8% 45.6% Gross Profit43.2% 42.2% Margin40.6% (%)Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu.Q2’25 Results 17   205.6 273.3 276.1 305.6 205.6 273.3 276.1 305.6 Principality Powersa Balanced and Resilient Growth EngineGross Profit Breakdown (US$MM)Float Fees Credit277.2 275.5 305 330 420.5 392.5 395 386.9 304.48 297.46 294.8 75%74%65%132.32 246.92 53% 48% 41% 89.87 55.6414.2 8 18.7 25.4 5%93.5 148.8310.4 318.6246.02 307.21 263.9 456.3 491.7 695.3 668.9 627.9 536.4670.1351.3 2% Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'254% 4% 20% 24% 31% 43% 38% 40% 33% 26% 25% 20% 20% 22% 25% 27% 38% 34% 33% 28% 30% 32% 34% 30%403.4 430.4 453.1 457.4 14% 19% 29% 40% 42% 51% 50% 46% 41% 43% Note 1: Amounts are presented in US dollars. Note 2: Credit is calculated as the sum of Interest Income – Credit Card and Interest Income – Loans, net of cost of funding and cost of risk. Note 2: Fees is calculated as Total Fee and Commission Income, less Transaction Expenses. Note 3: Float is calculated as the difference between Total Gross Profit and the sum of Credit and Fees components. Source: Nu.Q2’25 Results 18   26.7% 65.6% 58.2% 55.1% 47.4% 39.0% 29.9% 31.4% 32.0% 36.0% 32.1% 35.4% 35.0% 28.3% 24.7% (581.7) (745.9) (698.3) (669.5) (684.3) (646.9) (665.9) (560.1) (500.8) (460.0) (494.0) (436.2) (466.4) (396.2) Scalable Model Delivering Sustained Operating Leverage Efficiency 604.3 17% FXN 4% FXN 750.1 20% FXN 14% FXN 847.0 23% FXN 6% FXN 1,043.0 12% FXN -8% FXN 1,178.5 NII + F&C (US$MM) 12% FXN 1,599.1 1,415.2 14% FXN 4% 10% FXN FXN Costs (US$MM) 15% FXN 14% FXN 2,075.2 1,799.3 17% 3%FXN FXN 11% FXN 10% FXN Efficiency Ratio 6% FXN 2,183.5 2,182.2 4% FXN Efficiency Ratio Without One-off 9% 5%8% FXN FXN FXN 2,638.5 2,351.5 2,241.3 3% FXN -13% 24% FXN FXN Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: ‘NII’ stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses. Note 2: ‘F&C’ stands for Fee and Commission Income. Note 3: ‘Costs’ include transactional costs and operating expenses. Note4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. Note 5: Q4’22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 6: Q1'25 Efficiency Ratio includes a one-off impact of US$47 million related to the remeasurement of a specific item within deferred tax assets, booked under "Other Income and Expenses" in the P&L. Source: Nu.Q2’25 Results 19   Q2’25 Results 20 378.8 487.3 553.4 552.6 557.2 637.0 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 23% 28% 30% 29% 27% 28% Strong and Consistent ROE Underpins Earnings Trajectory Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: ‘ROE’ stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. Source: Nu. Net Income (US$MM) ROE (%) YoY: 42% FXN 35% FXN 21% FXN 5% FXN 1% FXN 11% FXN 442.7 27% 592.2 33% 610.1 32% 606.5 30% Adj. Net Income (US$MM) Adj. ROE (%) 694.5 31% 562.5 33% Adjusted Net Income YoY: +34% FXN   Mexico Unlocking Scalein a Market Ripe for Disruption and Long-Term GrowthMexico Only Strong Customer Growth Engagement Engine ActivatedCustomers (MM) # Credit Card Customers (MM)12.0% Adult PopulationMarket Share (%) Market Share of Growth LTM (%) 6.67.8 4.3 3.23.6 8% 13% 2.72.75% 7% 9% 28% 4% 5% 3% Q2'22 Q2'23 Q2'24 Q2'25 Q2'22 Q2'23 Q2'24 Q2'25Building Our Deposit Franchise Mastering CreditDeposits (US$BN) 85% IEP (US$BN) FXN70%Market Share (%)Market Share (%) 6.7FXN 0.7Market Share of Growth LTM (%) 3% 14% Market Share of Growth LTM (%) 3%2%3%39%4,004%FXN 0.4 FXN 0.4FXN 3.31% 0.30.0 0.13% Q2'22 Q2'23 Q2'24 Q2'25 Q2'22 Q2'23 Q2'24 Q2'254% 13% Note 1: Adult population is defined as 18+ years. Note 2: For Mexico, the % is calculated as Nu’s customers divided by the adult population of the country. Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 4: Market data for ‘Credit Card Customers’ is based on industry statistics provided by credit bureaus, which are agnostic to the type of issuer (i.e. includes players such as banks, Sofipos and IFPE). Note 5: ’LTM’ stands for last twelve months. Note 6: Market share of growth LTM is defined as the change in Nubank's delta balance compared to the market's delta balance over the past twelve months. Note 7: Market data for ‘Deposits’ considers retail deposits for CNBV and total deposits for Sofipos. Note 8: ‘IEP’ stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all latebalances. Note 9: Market data for “IEP” represents credit card IEP, excluding meses sin intereses (MSI). Note 10: June-25 market data for IEP and Deposits are estimated based on last available data point for each. Source: Nu, Banxico, CNBV, INEGI.Q2’25 Results 21   Q2’25Q&AQ2’25 Results 22   Q2’25AppendixQ2’25 Results 23   Q2’25 Results 24 Note 1: Those are not regulatory ratios, they are managerial metrics and are presented here for illustrative purpose only. Note2: Dotted line is a generic view for related regulatory minimums. Note 3: Capital Ratio is calculated as Nu Holdings' Total Equity, net of prudential deductions (e.g., deferred tax assets, intangibles, and goodwill, per local rules), divided by Risk-Weighted Assets across regulated subsidiaries, calculated under the Brazilian, Mexican, and Colombian regulatory frameworks. Note 4: Liquidity Ratio is calculated as the ratio of: i) Cash and cash equivalents; Financial assets at fair value through profit or loss; Financial assets at fair value through other comprehensive income; and Compulsory and other deposits at central banks; ii) to the sum of 10% of Deposits, plus Borrowings and financing, and Repurchase agreements. Note 5: Coverage Ratio is calculated as the sum of Credit Loss Allowance for Credit Card Receivables and Loans to Customers, divided by their respective gross exposures. Source: Nu. Capital Ratio Liquidity Ratio 829% 614% 496% 469% 100% Q2'22 Q2'23 Q2'24 Q2'25 56% 37% 33% 32% 10.5% Q2'22 Q2'23 Q2'24 Q2'25 Fortress Balance Sheet—Capital, Liquidity and Coverage Well Positioned to Secure a Growth Runway Ahead 4% 14% 25% 76% 86% 50% Stage 1 - Low Risk Stage 1 - High Risk Stage 2 - Relative Trigger Stage 2 - Absolute Trigger Stage 3 Coverage Ratio   Comfortable Capital and Liquidity Positions Capital Position (US$BN) Liquidity Position (%) Nu Holdings Cash & Equivalents Capital Excess Capital Requirement 7.7 LDR 43% 36.64.91.9 15.73.0 3.0 1.9 2.8 Capital in our Geos Nu Holdings Interest Earning Portfolio Total DepositsNote 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 10.5%, applicable to the conglomerate led by Nu Pagamentos S.A. as of June 2025, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. Note 2: The Capital Excess includes US$ 287M of capital under approval by the Central Bank of Brazil. Note 3: ‘LDR’ stands for Loan to Deposit Ratio. Source: Nu.Q2’25 Results 25   Formation RatiosTracking ExpectationsBrazil Consumer Credit Portfolio Only NPL Formation Stage 3 Formation3.9% 3.8% 4.2% 4.0%3.5% 3.4% 3.7% 3.6% 3.6% 3.6%2.9% 3.0% 3.2% 2.9% 3.2% 3.0% 3.0% 3.3% 3.1% 3.1% 3.2% 3.4% 3.1% 3.4% 3.3% 3.4%15-90 NPLs Over IEP Balance 90+ NPLs Over IEP Balance15.1%14.1% 14.3% 14.1% 13.9% 13.9% 13.8%13.6% 13.2%12.1% 12.9%11.3% 12.1% 11.9%10.7% 10.7% 10.4% 10.3% 11.6%9.7% 9.4%8.9%8.4% 8.4%7.8% 7.9%Note 1: Includes both credit card and loan, excluding SMEs (Small and Medium-sized Enterprises). Note 2: ‘NPL’ is a nonperforming loan. Note 3: In Q2’22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured loan from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. Source: Nu.Q2’25 Results 26   Loan Portfolio (FX Neutral)Steady Credit Book ExpansionYoY: 40%Total Portfolio (FXN US$BN)FXNLoanLoan: 90% FXNCredit Card IEPCredit Card IEP: 23% FXNCredit Card non-IEP Credit Card non-IEP: 24% FXN8% 7% FXN 27.3 FXN 13% 24.1 10% 7%FXN 22.4 FXNFXN 19% 19.9 22% FXNFXN18.6 20%FXN 5% FXN 5%9% FXN8.95.1 3% FXNFXN7% 0%9.2 FXN12%10.3 FXN FXN4%FXN10.3 5.35.56.06.64.65.46.67.8 9.1 11.6 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25Note 1: Both amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. Note 2: All amounts are presented gross of provisions. Note 3: ‘IEP’ stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. Note 4: Q2’25 total portfolio includes US$198.1MM related to the purchase of secured loan portfolio from third-parties. Source: Nu.Q2’25 Results 27   Non-IFRS Financial Measures and ReconciliationsThis presentation includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:Adjusted Net Income is widely used by investors and securiti analysts to measure a company’s operating performance without regard to items that can vary substantially from company company and from period to period, depending on their accounting and tax methods, the book value and the market val of their assets and liabilities, and the method by which their assets were acquired; andNon-cash equity grants made to executives, employees consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.Q2’25 Results 28 es to ue or   Non-IFRS Financial Measures and ReconciliationsAdjusted Net IncomeNu Holdings -ConsolidatedAdjusted Net Income (US$ million)Profit attributable to shareholders of the parent companyShare-based compensation Allocated tax effects on share-based compensation Hedge of the tax effects on share-based compensationAdjusted Net Income for the periodAs reported For the three-month period endedJun 30, 2025 Mar 31, 2025 Jun 30, 2024 637.0 557.2 487.3 115.6 75.5 124.3 (43.2) (24.8) (43.9) (14.9) (1.4) (5.2)694.5 606.5 562.5Source: Nu.Q2’25 Results 29   Non-IFRS Financial Measures and ReconciliationsQ4’22 and FY22 Metrics adjusted by the CSA cancellation Nu Holdings -Consolidated December 31, 2022 US$ million As presented in the financial statements CSA termination adjustment As presented in the earnings presentation Net income (loss) – for the three-month period ended (297.6) 355.6 58.0 Net income (loss) – for the year ended (364.6) 355.6 (9.1) Costs – for the three-month period ended (849.6) 355.6 (494.0) Total operating expenses – for the three-month period ended (800.1) 355.6 (444.5) Total operating expenses – for the year ended (1,972.0) 355.6 (1,616.4) Nu Holdings -Consolidated December 31, 2022 Calculated using financial CSA termination As presented in the statements adjustment earnings presentation Efficiency ratio – for the three-month period ended 81.5% (34.1)% 47.4%Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. Note 2: Costs include transactional costs and operating expenses. Source: Nu.Q2’25 Results 30   Non-IFRS Financial Measures and ReconciliationsEquity and Annualized ROE/Adjusted ROEReconciliation -ROEUS$ millionNu Holdings -ConsolidatedQ2’24 Q3’24 Q4’24 Q1’25 Q2’25 Total equity at the end of the period 6,923.4 7,644.3 7,647.1 8,607.9 9,574.8Net Income for the period 487.3 553.4 552.6 557.2 637.0 Adjusted Net Income for the period 562.5 592.2 610.1 606.5 694.5Annualized ROE 28% 30% 29% 27% 28% Annualized Adjusted ROE 33% 33% 32% 30% 31%Note 1: ‘ROE’ stands for Return on Equity. It is annualized. Source: Nu.Q2’25 Results 31   Non-IFRS Financial Measures and ReconciliationsFX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.The The FX Neutral measures for the three months ended June 30, 2024 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for the three months ended June 30, 2024 (R$5.2154 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended June 30, 2025 (R$5.6625 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2025.The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate for all business days within the reporting in the three months ended June 30, 2025 and 2024 as reported by Bloomberg.FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each rates as of  Non-IFRS Financial Measures and ReconciliationsFX Rates -On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").As of January 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 6.0137, MXN 20.5668 and COP 4,283.6541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8443, MXN 20.6780 and COP 4,208.5200 to US$ 1.00).As of February 29, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7665, MXN 20.4517 and COP 4,128.9795 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.8846, MXN 20.5511 and COP 4,153.9200 to US$ 1.00).As of March 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5,7442, MXN 20,2251 and COP 4,137.1848 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7058, MXN 20.4711 and COP 4,183.5200 to US$ 1.00).As of April 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.7441, MXN 19.9951 and COP 4,274.0429 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.6733, MXN 19.6154 and COP 4,225.6000 to US$ 1.00).As of May 31, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.6715, MXN 19.4414 and COP 4,197.2262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.7234, MXN 19.4377 and COP 4,159.4300 to US$ 1.00).As of June 30, 2025, income statement figures were divided by the average FX Rate of the month (R$ 5.5414, MXN 19.0205 and COP 4,109.0480 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4316, MXN 18.7475 and COP 4,087.6200 to US$ 1.00).Equity figures are translated using the FX Rate on the date of each transaction.Q2’25 Results 33   GlossaryActivity rate -is defined as monthly active customers divided by the total number of customers as of a specific date.CDI (“Certificado de Depósito Interbancário”) -Brazilian interbank deposit rate.Credit Loss Allowance Expenses/Credit Portfolio -is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.Customer -is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.ECL or ECL Allowance -means the expected credit losses in Nu's credit operations, including loans and credit cards.Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.Foreign Exchange ("FX”) Neutral Measures -refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”.IBR (“Indicador Bancario de Referencia”) -Colombian interbank deposit rate.Interest-Earning Portfolio ("IEP") -consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.Loan-to-Deposit Ratio (“LDR”) -is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.Monthly Active Customers -is defined as all customers that have generated revenue in the last 30 calendar days.Monthly Average Cost to Serve per Active Customer -is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC") -is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).Q2’25 Results 34   GlossaryNet Interest Income ("NII") -is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.Net Interest Margin ("NIM") -is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.Non-Performing Loans ("NPL") -is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).Nu Pagamentos -Nu Holdings’ subsidiary in Brazil.Nu Financiera -Nu Holding’s subsidiary in Colombia.Primary Banking Account ("PBA") -refers to Nu’s relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.Purchase Volume ("PV") -is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.Recovery -is the estimated amount of a defaulted contract with a customer that the company expects to receive.Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") -is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interestearning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.SMEs -small and medium-sized enterprises.TIIE (“Tasa de Interés Interbancaria de Equilibrio”) -Mexican interbank deposit rate.Total Portfolio -is the addition of credit card exposures and loans to customers.Write-off -constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.Q2’25 Results 35   www.investors.nuinvestors@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 14, 2025